Exhibit (a)(5)(B)

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

BOOTH FAMILY TRUST IRA, On Behalf of	)
Itself and All Others Similarly Situated,	)
	)	Civil Action No. 13A 08600-2
)
Plaintiff	)
)
)
v.	)
)
GREENWAY MEDICAL TECHNOLOGIES,	)	VERIFIED AMENDED
INC., W. THOMAS GREEN, JR., WYCHE T.	)	CLASS ACTION COMPLAINT
GREEN, III, ROBERT Z. HENSLEY, D. NEAL	)
MORRISON, THOMAS T. RICHARDS,	)
WALTER TUREK and NOAH WALLEY,	)
)
)
Defendants.	)	JURY TRIAL DEMANDED
)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Booth Family Trust IRA (“Plaintiff”), by and through its attorneys, individually and on behalf of all others similarly situated, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of itself and the other public stockholders of Greenway Medical Technologies, Inc. (“Greenway” or the “Company”) against Greenway and its Board of Directors (the “Board” or the “Individual Defendants”). This action arises out of Defendants’ breaches of fiduciary duty in connection with the Board’s agreement to sell the Company to Vista Equity Partners Fund IV, L.P., a fund managed by Vista Equity Partners, LLC (“Vista Equity”), through its subsidiaries VCG Holdings, LLC (“Parent”) and Crestview Acquisition Corp. (“Merger Sub”) (collectively, “Vista”) pursuant to a tender offer (the “Offer” and the “Proposed Transaction”).

2. On September 23, 2013, Greenway and Vista issued a joint press release announcing that they had entered into an Agreement and Plan of Merger dated September 23, 2013 (the “Merger Agreement”) to sell Greenway to Vista. Subsequently, Vista launched a cash tender offer on October 4, 2013, to purchase all of the issued and outstanding shares of Greenway common stock for $20.35 per share in cash (the “Offer Price”). If successful, the Offer will be followed by a merger of Merger Sub with and into Greenway (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent. The Proposed Transaction is valued at approximately $644 million.

3. Under the terms of the Merger Agreement, Greenway will combine with Vitera Healthcare Solutions LLC (“Vitera”), a privately held electronic health records provider owned by Vista Equity. Upon the completion of the Merger, Greenway is expected to continue operating under its current name with the products and services of both Greenway and Vitera marketed under the Greenway brand.

4. The Proposed Transaction is the result of a flawed single bidder sales process controlled and orchestrated by the Board’s conflicted financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”). More specifically, after deciding to sell the Company and relying solely on the advice of J.P. Morgan, the Board failed to contact any potential suitors, perform any sort of market check, and otherwise utterly failed to investigate or confirm the fair market value of the Company.

5. Indeed, the genesis of the Proposed Transaction began on March 1, 2013, with Vista contacting J.P. Morgan to indicate Vista’s interest in a potential transaction with

Greenway. Vista’s pre-existing relationship with J.P. Morgan had resulted in fees of approximately $6.4 million being paid to J.P. Morgan over the prior two year period, more than six times those generated from the Company. Inexplicably, the Board retained conflicted J.P. Morgan to act as its financial advisor and undertook a non-existent sale process, resulting in the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Greenway’s outstanding recent results and excellent prospects for growth (including a 28% increase in revenue from recurring sources for the fourth fiscal quarter 2013 and 31% for full year 2013), along with the significant benefits Vista will receive from the Merger, the consideration Greenway stockholders will receive is inadequate and undervalues the Company. In addition to breaching their duties by failing to conduct a value maximizing sales process, the Individual Defendants further breached their fiduciary duties by failing to provide stockholders with material information in the Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on October 4, 2013, in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information, thereby rendering the stockholders unable to make an informed decision as to whether to tender their shares in the Offer.

6. Defendants have exacerbated their breaches of fiduciary duty by attempting to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision allowing Vista access to any rival bidder’s information and four business days to match any competing bid for the Company; (iii) a Top-Up option granting Vista the ability to purchase newly-listed shares to ensure that the necessary amount of shares are obtained to consummate the Proposed Transaction; and (iv) the imposition of a termination fee of $24,136,000 (approximately 3.7% of the equity value of the Proposed Transaction), on the Company payable to Vista in certain circumstances, including if the Company terminates the Merger Agreement or the Board changes its recommendation to stockholders in order to pursue an alternative superior proposal. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives.

7. The Individual Defendants along with certain Company executives and stockholders have each agreed to tender their shares into the Offer, and vote their shares in favor of the Merger Agreement and the Merger. These stockholders collectively own approximately 50.9% of Greenway’s outstanding shares, making the Proposed Transaction a virtual fait accompli.

8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith, candor and fair dealing. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of Greenway common stock.

10. Greenway is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 100 Greenway Boulevard, Carrollton, GA 30117. Greenway develops, markets, and sells integrated information technology solutions and managed business services to healthcare providers in the United States. PrimeSUITE, the

Company’s certified, single-database electronic health record, practice management and interoperability solution platform, is complemented by an expanding array of integrated business and data services, including clinically driven revenue cycle management. Thousands of care providers across primary care and more than 30 specialties and sub-specialties use cloud-based or on-premise Greenway solutions to improve outcomes in healthcare enterprises, physician practices, retail and other ambulatory clinics, and alternate care venues nationwide. Greenway’s common stock is traded on the New York Stock Exchange under the symbol “GWAY.” Greenway is named here solely for the purpose of providing full and complete relief.

11. Defendant W. Thomas Green, Jr. (“Green, Jr.”) is the founder of Greenway and has served as Greenway’s Chairman since the Company’s inception in 1998. From 1998 until 2010, he also served as the Company’s Chief Executive Officer (“CEO”).

12. Defendant Wyche T. Green, III (“Green, III”) is the President and CEO of Greenway and has been a director of the Company since 1999.

13. Defendant Robert Z. Hensley (“Hensley”) has been a director of the Company since October 2011.

14. Defendant D. Neal Morrison (“Morrison”) has been a director of the Company since October 2006. Since 1996, he has been a partner of Pamlico Capital, where he is focused on making investments in the healthcare industry.

15. Defendant Thomas T. Richards (“Richards”) has served as a director of the Company since its formation in 1998.

16. Defendant Walter Turek (“Turek”) has been a director of the Company since January 2005.

17. Defendant Noah Walley (“Walley”) has been a director of the Company since May 2004. Since April 2003, Walley has served as head of North American Technology Investing of Investor Growth Capital, Inc.

18. Defendants Green, Jr., Green, III, Hensley, Morrison, Richards, Turek, and Walley are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

19. Defendants Greenway and the Individual Defendants are collectively referred to herein as the “Defendants.”

OTHER RELEVANT ENTITIES

20. Vista Equity is a U.S.-based private equity firm focused on investing in software and technology-enabled businesses and partnering with world-class management teams looking to reach their full potential. It has approximately $7 billion in capital commitments and offices in San Francisco, Chicago and Austin.

21. Vitera is a leading provider of integrated clinical, financial, and administrative software for physician office practices and Community Health Centers. It offers a comprehensive solution suite including physician practice management, electronic health records, revenue cycle management, and business analytics. Headquartered in Tampa, Florida, Vitera serves over 400,000 healthcare professionals. Vitera is owned by Vista Equity. Vista Equity Partners Fund IV, L.P. completed a buyout of Sage North America’s Healthcare Division in November 2011 and rebranded the company Vitera.

22. Vista Equity Partners Fund IV, L.P. is a Delaware limited partnership owned by Vista Equity.

23. Parent is a Delaware limited liability company owned by Vista Equity.

24. Merger Sub is a Delaware corporation and a wholly owned subsidiary of Parent which is also owned by Vista Equity.

JURISDICTION AND VENUE

25. This Court has jurisdiction over this action pursuant to O.C.G.A. §15-6-8.

26. Venue is properly in this Court pursuant to O.C.G.A. §9-10-93 and O.C.G.A, §14-2-510 because Defendant Greenway is a corporation with its registered agent in this judicial district. In addition, a substantial part of the events or omissions giving rise to the claims asserted herein occurred in this judicial district.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

27. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Greenway and owe Plaintiff and the other members of the Class (as defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.

28. By virtue of their positions as directors and/or officers of Greenway, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Greenway to engage in the practices complained of herein.

29. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves, and to disclose ail material information concerning the proposed change of control to enable the stockholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

a)	adversely affects the value provided to the corporation’s stockholders;

b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

e)	discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Greenway, including their duties of loyalty and good faith.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action pursuant to O.C.G.A. §9-11-23 individually and on behalf of the stockholders of Greenway common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

32. This action is properly maintainable as a class action.

33. The Class is so numerous that joinder of all members is impracticable. As of October 2, 2013, there were approximately 29,837,187 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

34. Questions of law and fact exist that are common to the Class, including, among others:

a)	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b)	whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Greenway stockholders in violation of their fiduciary duties;

c)	whether the Individual Defendants arc acting in furtherance of their own self-interest to the detriment of the Class; and

d)	whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

35. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

36. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

37. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Company Background and Its Excellent Prospects for Growth

38. Founded in 1998, Greenway is a leading provider of integrated information technology solutions and managed business services to healthcare providers throughout the U.S. The Company serves physician and midlevel providers, as well as retail and other ambulatory clinics, and alternate care venues. The core of the Company’s suit of solutions is PrimeSUITE, Greenway’s certified and fully integrated electronic health record, practice management and interoperability solution. PrimeSUITE employs an efficient and effective database structure that gives providers a comprehensive view of the patient record. According to the Company, it helps improve care coordination, quality and cost-efficiency as part of a smarter, sustainable healthcare system. Thousands of care providers across primary care and over 39 specialties and sub-specialties use Greenway’s cloud-based or on-premise solutions. In addition to its software solutions, the company offers an expanding array of integrated business and data services, including revenue cycle management and electronic health record-enabled research services.

39. Since completing its initial public offering (“IPO”) in February 2012, with an initial offering at $10 per share, Greenway has experienced strong financial growth and profitability. For example, on November 1, 2012, the Company announced its first quarter 2013 results. According to the Company’s press release, Greenway’s revenues of $32.8 million grew by 28%, and gross profits of $17.0 million increased by 34% compared to the first quarter of 2012. In the November 1, 2012 press release, Defendant Green, III commented:

We continue to achieve strong financial results from operations as we successfully pursue a strategy that capitalizes on increased electronification among ambulatory care providers, encourages consumer engagement in the healthcare system, and establishes the value of objective data as a powerful tool to improve population health… We’re reaching our growth objectives by maintaining our focus on the long-term value proposition we have established for our customers.

40. Following the announcement of the Company’s strong financial results, Greenway shares traded as high as $19.65 per share on November 29, 2012 – almost double its IPO price.

41. Similarly, on February 12, 2013, Greenway reported strong financial results for the second quarter 2013. According to the February 12, 2013 press release, when compared to the second quarter 2012 Greenway achieved increased revenue growth of 12%, recurring revenue growth of 32%, gross profit growth of 16%, and cash flow from operations growth of 22%. The Company attributed its growth in recurring revenue to “a function of increased adoption of Greenway’s cloud-based services, including PrimeSUITE®, PrimePATIENT® patient portal and PrimeEXCHANGE®, as well as the growth of PrimeRCM®, Greenway’s clinically driven revenue cycle management platform.” In the February 12, 2013 press release, Defendant Green, III commented:

Our results for the second quarter of our fiscal year reflect continued strong growth of recurring revenue as providers adopt our cloud-based services, offset by a decline in revenue related to deployment… We added more than 750 providers to our network during the second quarter, and we are gaining appeal among larger healthcare system accounts - transactions that are more complex and take more time to complete. We believe that the update to our outlook for the remainder of fiscal 2013 reflects an appropriate adjustment to the impact of an increasing percentage of our revenue derived from recurring sources.

42. On May 6, 2013, the Company reported its third quarter 2013 results. While the Company experienced modest or flat growth in revenues and slower profitability, Defendant Green, III stated that the Company’s results reflected a shift in the Company’s business model. According to Defendant Green, III:

Our efforts to shift the adoption of our PrimeSUITE platform from license sales to cloud-based services has accelerated the shift in our revenue streams to recurring sources during the fiscal 2013 third quarter… This has reduced our revenue from one-time systems sales and training, but moved us faster than anticipated to a business model that is recurring in nature and more predictable than we have experienced with non-recurring revenue. We’re managing through this transition in our business, continuing to add providers to our platform, growing our backlog, and increasing the percentage of our backlog and revenue that is comprised of revenue from recurring sources.

43. On August 19, 2013, the Company reported its fourth quarter and year end results for the 2013 fiscal period, including quarterly revenue of $35.5 million for the three months ended June 30, 2013, compared to $36.4 million for the prior-year period and $134.8 million for the year ended June 30, 2013, a 9% increase in total revenue from $124 million for the prior period. Although the Company reported a net loss of $3.5 million, or 12 cents per share, and $5.1 million, or 17 cents per share for the fiscal 2013 fourth quarter and full year, respectively, the Company emphasized its financial results were impacted by the shift from one-time sales toward a higher percentage of revenue derived from recurring services such as cloud-based subscription services as well as electronic data interchange and business services. The August 19, 2013 press release reported Defendant Green, III as stating:

Our results for the fourth quarter and full year reflect an organization that is successfully reducing its reliance on one-time sales and increasing revenue from more predictable recurring sources while introducing a platform that is gaining increased acceptance among those providers we serve … We are encouraged by the continued strong growth of revenue from recurring sources of 28% during our fiscal fourth quarter, when compared to the prior year, and the substantial improvement in overall revenue mix from predictable sources.

The Proposed Transaction is Financially Unfair to Greenway’s Public Stockholders

44. Despite the increased adoption of Greenway’s platform and its successful shift towards recurring sales which have positioned the Company for future long-term growth, the

Board unanimously approved and caused the Company to enter into the Merger Agreement with Vista on September 23, 2013, pursuant to which Vista, through Merger Sub, would acquire all of the outstanding shares of the Company for $20.35 per share in cash; a price which offers only a meager premium for Greenway’s public stockholders.

45. The Offer Price is inadequate and significantly undervalues the Company and its innovative technologies. Vista is seeking to acquire Greenway at the most opportune time, at a time when the Company is temporarily trading below its intrinsic value during a transition stage as the Company shifts its sales strategy.

46. In the September 23, 2013 joint press release announcing the Merger Agreement, Defendant Green, III stated, “We are excited that the transaction will accelerate the execution of our clearly defined strategy of leading the electronification of healthcare, engaging consumers in the management of their own health and continuing to partner with providers to develop the tools to improve population health[.]”

47. Importantly, the Proposed Transaction fails to adequately compensate Greenway’s stockholders for the significant benefits that Vista will receive from the Merger. The September 23, 2013 joint press release touted the significant benefits to Vitera from the Proposed Transaction, reporting:

The transaction will create a leader in healthcare information technology and services, offering a comprehensive set of solutions to improve clinical and financial outcomes in healthcare enterprises, ambulatory practices, public health, retail and other clinics nationwide. Following the closing of the transaction, the Vitera and Greenway businesses will serve nearly 13,000 medical organizations and 100,000 providers.

* * *

It is anticipated that the Vitera and Greenway businesses will continue as Greenway Medical Technologies with the products and services of both Greenway and Vitera marketed under the Greenway brand. After closing, the two businesses will continue together to deliver best-in-class solutions and services, and enhancement of existing product platforms to ensure customers have the tools they need to address payment reform models and meet regulatory requirements such as Meaningful Use Stage 2 and the transition to ICD-10.

* * *

This transaction presents an opportunity to offer even greater value to our customers,” said Matthew J. Hawkins, President and CEO of Vitera, “Combining our business with Greenway Medical Technologies demonstrates our intense focus on growth and our commitment to provide current and prospective customers with proven, integrated and easy-to-use solutions they need to grow profitably, increase practice efficiencies and improve patient outcomes in this ever-changing healthcare environment.

48. Indeed, a September 24, 2013 SeekingAlpha article entitled “Greenway Medical: Short But Profitable Life As A Public Company” predicted that “[c]ombined with Vitera both firms should be able to reap millions in synergies, although these have not been specified.”

49. In particular, the Proposed Transaction offers Greenway stockholders a meager premium of less than 20%, at best. In fact, following the news of the Proposed Transaction, Greenway’s stock traded above the Offer Price, trading as high as $20.70 on September 26, 2013, suggesting the market also values Greenway stock above the Offer Price. In addition, the consideration being offered is just a few cents more than what Greenway was trading at back in November 2012.

The Inadequate Process

50. The single-bidder process that led to the Merger Agreement was materially unfair and flawed from the outset, as it catered towards Vista and Company insiders, and failed to maximize stockholder value for Greenway’s public stockholders through the exclusion of potentially value-maximizing bidders.

51. The genesis of the Proposed Transaction began on March 1, 2013, when Vista contacted J.P. Morgan, which has received $6.4 million in fees from Vista over the past two years, regarding a potential transaction with the Company.

52. On June 14, 2013, the Company and Vista executed a confidentiality agreement, and Vista commenced a due diligence review of the Company.

53. On June 24, 2013, the Board met to discuss engaging J.P. Morgan to act as Greenway’s financial advisor and considered J.P. Morgan’s previous relationships with Vista and its portfolio companies. The Recommendation Statement is silent as to why the Board did not discuss the engagement of other non-confidential financial advisors.

54. After initial due diligence on the Company, on June 28, 2013, Vista indicated interest in combining Vitera with Greenway in a transaction at a cash price of $18.50 per share.

55. On July 7, 2013, representatives from Greenway’s management sent the “Company Case 1 Projections” to J.P. Morgan for review. J.P. Morgan subsequently sent these projections to Vista on July 9, 2013.

56. On July 10, 2013, the Company executed an engagement letter with J.P. Morgan, effective as of June 6, 2013. The Recommendation Statement is silent as to whether J.P. Morgan’s engagement team that led the sale process with Vista had themselves performed any work for Vista in the past.

57. On July 24, 2013, J.P. Morgan presented to the Board its preliminary valuation of the Company, noting a price within the range of $20.00 to $22.00 would be attractive to Greenway and its stockholders.

58. After reviewing the Company Case 1 Projections, on July 26, 2013, Vista indicated it was willing to raise its offer for an all-cash transaction to a range of $18.50 to $19.25 per share.

59. On July 27, 2013, the Board met telephonically to discuss this offer of $18.50 to $19.25. At the meeting, J.P. Morgan noted that Vista’s offer “was at the high end of what the public equity research forecasts would support[.]” The Recommendation Statement is silent as to J.P. Morgan’s basis for this statement and the financial metrics it analyzed from the public equity research forecasts, or why “public equity research forecasts” were an adequate substitute for an authentic value-maximizing market check to establish how other potential bidders valued the Company.

60. At a telephonic meeting of the Board on July 30, 2013, Defendant Green, III updated the Board on J.P. Morgan’s July 29, 2013 call with Vista, reporting that any price higher than $19.25 would be conditioned on certain key deal terms, including a period of pre-signing exclusivity. The Board subsequently discussed alternative bidders who could be interested and able to finance a similar transaction to Vista’s proposal. Despite these discussions and with Vista turning up the heat, the Board inexplicably continued to refuse to canvass the market for a competing bidder in order to maximize stockholder value, deferring further discussions regarding alternative bidders until a revised offer and terms were received from Vista. The Board’s decision to defer discussions regarding alternative bidders is especially curious in light of the Board’s knowledge that Vista’s revised offer would be conditioned on an exclusivity agreement. The Registration Statement does not disclose any further discussions by the Board with respect to potential alternative bidders.

61. On July 31, 2013, a representative of Vista and Defendant Green, III met for dinner. The Vista representative indicated Vista’s intent to form a senior leadership team for the combined company, and the importance of Defendant Green, III’s active involvement in the leadership of the combined company.

62. On August 2, 2013 Vista indicated to J.P. Morgan that if it was granted further access to Greenway to conduct a more detailed diligence process, it might make an offer between $20.00 to $21.00 per share, but regardless of any additional due diligence, would not go higher than $21.00. Vista also indicated the revised offer would be conditioned on a 30-day exclusivity period.

63. Thereafter, J.P. Morgan received a preliminary non-binding letter of interest from Vista on August 8, 2013, which indicated Vista’s interest in acquiring the Company by way of an all-cash tender offer for all Greenway common stock at $20.35 per share, below the $21.00 it had set forth days earlier. The offer was conditioned on Greenway agreeing to a 30-day exclusivity period with Vista, with extensions if necessary and mutually agreed to by both parties.

64. Despite not having conducted even a preliminary market check to determine the adequacy of the $20.35 bid or taking any other action to gain insight into the true value of the Company, the Board moved towards locking up the Proposed Transaction with Vista. On August 9, 2013, the Board met to discuss Vista’s revised offer, with J.P. Morgan noting that “the multiples that were implied by Vista’s offer were extremely high for likely strategic buyers[.]” The Registration Statement does not disclose the multiples implied by Vista’s offer or J.P. Morgan’s basis for determining the multiples were extremely high for likely strategic buyers. This omitted information is critical to Greenway stockholders as it purportedly formed the basis of the Board’s decision to engage solely with Vista and forego a full auction process with multiple potential value-maximizing bidders. Without this material information, Greenway stockholders are left guessing as to whether the process undertaken by the Board and J.P. Morgan maximized stockholder value.

65. Ultimately, the Board determined that the $20.35 offer price, which was at the lower end of Vista’s previously indicated range, “represented the most Vista would pay” and instructed Defendant Green, III to seek clarity on certain terms and negotiate “certain requests for key deal terms in exchange for enhanced deal certainty[.]”

66. On August 17, 2013, Defendant Green, III, on behalf of the Company, executed a 30-day exclusivity agreement with Vista. The Registration Statement does not disclose whether this exclusivity agreement was extended beyond the initial 30-day period.

67. On September, 20, 2013, Defendant Green, III met with representatives of Vista to discuss how Vista manages its business and what a combined Greenway-Vitera company might look like. At this meeting, Vista again reiterated its intent to form a senior leadership team for the combined company including key executives of Greenway.

68. On September 23, 2013, the Board approved the Merger Agreement, without ever making any attempt to canvass the market for a higher bid or to truly inform itself as to the price the Company would bring in the open market.

The Preclusive Deal Protection Devices

69. In addition to the inadequate Offer Price, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. To begin with, Defendants structured the Proposed Transaction as a tender offer that does not require a stockholder vote, which permits

Defendants to accelerate the time period during which the Proposed Transaction is pending and therefore limits the amount of time that competing bidders can put forward a competing value- maximizing proposal. In addition, the Merger Agreement provides for a number of preclusive measures which would certainly deter another potential buyer from making a bid to purchase Greenway.

Top-Up Option

70. Pursuant to section 1.4(a) of the Merger Agreement, the Defendants have granted Vista and Merger Sup a Top-Up option which ensures that the necessary amount of shares to consummate the tender offer will be obtained. More specifically, section 1.4(a) provides:

The Company grants to Parent and Merger Sub an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares (such newly-issued shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (determined in accordance with Annex I) or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms. (Emphasis in Original)

No Solicitation Provision

71. Moreover, the Individual Defendants also agreed to lock-up the deal with deal protection devices. Section 5.3 of the Merger Agreement includes a “No Solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Vista. Section 5.3(b) also demands that the Company terminate any and all prior or on-going discussions with other potential acquirers and prohibits the Company from participating in any discussions or negotiations with any third party regarding an Acquisition Proposal.

72. Pursuant to Section 5.3(b) of the Merger Agreement, should an unsolicited bidder submit a competing proposal determined by the Board to be expected to lead to a superior proposal, the Company must notify Vista of its intent to furnish any nonpublic information to the bidder 24 hours in advance of doing so, and must inform Vista of all material developments and provide Vista with all written materials that relate to such proposals and of the status of any discussions or negotiations with a potential acquirer. If the Company does receive an Acquisition Proposal (as defined in the Merger Agreement), pursuant to Section 6.1, the Company must engage in good-faith negotiations with Vista for four (4) business days so that Vista may propose revisions to the Merger Agreement such that the Acquisition Proposal would cease to constitute a Superior Offer, Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Vista and allow Vista to piggy-back upon the due diligence of the foreclosed second bidder.

Termination Fee

73. The Merger Agreement (Section 8.3) also provides that Greenway must pay a termination fee of $24.1 million, representing 3.75% of the equity value of the Proposed Transaction, to Vista if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide stockholders with a superior offer.

74. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal arc too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

75. Accordingly, the Proposed Transaction is wrongful, unfair, and harmful to the Company’s public stockholders. As a result of the Defendants’ conduct, Greenway’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The deal reflected in the Merger Agreement does not represent the true inherent value of the Company, and the deal protection devices are preclusive and prevent the Board from ensuring an acquisition that is in the Company’s and the stockholders’ best interests.

76. Moreover, the Individual Defendants, certain Company executives, including Gregory H. Schulenburg (Executive Vice President and Chief Operating Officer), James A, Cochran (Chief Financial Officer) and William G. Esslinger, Jr. (Vice President, General Counsel and Secretary), and stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.) collectively owning approximately 51% of the Company have entered into tender and support agreements with Parent and Merger Sub pursuant to which they have agreed to tender their shares in the Offer and vote their shares in favor of adopting the Merger Agreement. The lock-up of almost 51% of Greenway’s shares further deters other competing bidders from making an offer for the Company.

77. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Greenway’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

78. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

79. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

The Materially Omissive Recommendation Statement

80. Compounding the unfair process and inadequacy of the Offer Price, on October 4, 2013, the Company filed the Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares pursuant to the Offer. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information. Without such information Greenway’s stockholders cannot make a fully informed decision about whether to tender their shares in the Offer.

81. The Individual Defendants fail to disclose material information relating to, among other things, the process leading up to the Proposed Transaction. For example, the Background section of the Recommendation Statement states that:

a) At the June 24, 2013 Board meeting, the Board discussed “engaging J.P. Morgan to act as Greenway’s financial advisor, and considered J.P. Morgan’s previous relationships with Vista and its portfolio companies[.]” The Recommendation Statement fails to disclose why the Board did not seek out other financial advisors to assist the Company in a sales process in light of J.P. Morgan’s conflict of interest with respect to the work it performed for Vista in which it generated 6x the amount of fees it has generated for the Company. Similarly, the Recommendation Statement fails to disclose whether J.P. Morgan’s engagement team that led the sale process with Vista had themselves performed any work for Vista in the past;

b) At the June 13 and June 30, 2013 Board meetings J.P. Morgan presented preliminary valuations of Greenway in the context of a potential acquisition by Vista. The Recommendation Statement fails to disclose the pre share valuation attributed to Greenway in connection with these presentations, or otherwise describe the basis, substance and methodologies of J.P. Morgan’s June valuations.

c) At the July 27, 2013 Board meeting, J.P. Morgan offered a preliminary financial analysis of Vista’s offer, and “concluded that Vista’s new offer was at the high end of what the public equity research forecasts would support.” The Recommendation fails to disclose what is meant by “the high end of what the public equity research forecasts would support” and whether this refers to price targets, DCF results based on consensus financial projections, financial projections prepared by individual research firms, or some other metric. Without this material information, Greenway stockholders have no way to verify J.P, Morgan’s assertions and determine whether the Offer Price is fair and whether the Board took all steps necessary to maximize stockholder value;

d) At the July 30, 2013 Board meeting, the Board “discussed who the alternative bidders might be that could be interested and able to finance a transaction similar to Vista’s proposal, and deferred further consideration of those issues until a revised offer and terms were received from Vista.” The Registration Statement fails to disclose the Board’s reasoning for deferring further consideration of alternative bidders. This information is material to Greenway stockholders as Greenway was aware Vista’s revised offer would be conditioned on an exclusivity agreement. Without this material information Greenway stockholders do not have the ability to assess whether the Board acted in their best interests by foregoing a market check and undertaking a single bidder sale process and are unable to make an informed decision on tendering their shares in the Offer;

e) At the August 9, 2013 Board meeting, J.P. Morgan gave a presentation on Greenway’s preliminary valuation, noting that “it would be difficult for any other likely financial buyers to be able to match Vista’s, new offer price or to commit sufficient equity to cover the entire offer price without the availability of benefits common to strategic buyers, and that the multiples that were implied by Vista’s offer were extremely high for likely strategic buyers.” J.P. Morgan’s opinion, set forth above, was reiterated at the September 10, 2013 Board meeting. The Recommendation Statement fails to disclose and Greenway’s public stockholders must be provided with: i) J.P. Morgan’s analysis used to support its assertion that “it would be difficult for any other likely financial buyers to be able to match Vista’s new offer price or to commit sufficient equity to cover the entire offer price; and ii) J.P. Morgan’s analysis used to support its assertion that “the multiples that were implied by Vista’s offer were extremely high for likely strategic buyers” including, among other things the multiples implied by Vista’s offer and the specifics as to why these multiples “were extremely high for likely strategic buyers.” In light of the circumstances under which J.P. Morgan guided the Board towards a lone potential purchaser, it is imperative that Greenway stockholders be provided with all of the material information relied upon by J.P. Morgan and the Board that formed the basis of their decision to undertake a single bidder sales process and not fully canvass the market to maximize value for Greenway stockholders. Without this material information Greenway stockholders do not have the ability to assess whether the Board acted in their best interests by foregoing a market check and undertaking a single bidder sale process and are unable to make an informed decision on tendering their shares in the Offer; and

f) With regard to the 30-day exclusivity agreement with Vista that was executed on August 17, 2013, the Recommendation Statement fails to disclose whether this exclusivity period was extended or expired prior to the execution of the Merger Agreement. Without this material information Greenway stockholders do not have the ability to assess whether the Board acted in their best interests by foregoing a market check and undertaking a single bidder sale process and are unable to make an informed decision on tendering their shares in the Offer.

Material Omissions Concerning the Company’s Projections

82. The Registration Statement fails to provide material information with respect to the projections prepared by Greenway’s management, including:

a) Whether the forecast periods for the Company Case 1 Projections, Company Case 2 Projections and Company Case 3 Projections, set forth on pages 20-22 of the Registration Statement, are calendar years or fiscal years (ending June 30);

b) Disclosure of the partial period corresponding to the fourth calendar quarter, which J.P. Morgan used in its discounted cash flow (“DCF”) analysis;

c) The definition for “unlevered free cash flow,” which J.P. Morgan utilized in its DCF analysis, if different from the definition of “free cash flow” set forth in footnote 2 on page 20 of the Registration Statement;

d) The reconciliation between the Company’s Case 1 Projections forecasting $52 million in free cash flow (“FCF”) in 2016E, and J.P. Morgan’s “summary of the calculations and extrapolations from Company Case 1 Projections,” set forth on page 20 of the Recommendation Statement, forecasting $52 million in FCF in 2020E. More specifically, as reflected on page 20 of the Recommendation Statement, “J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share.… J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the period beginning on October 1, 2013 and ending on December 31, 2023 based upon (i) from October 1, 2013 through December 31, 2015. the Company Case 1 Projections as provided by the Company and (ii) from January 1, 2016 through December 31, 2023, extrapolations from Company Case I Projections that were reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering of its fairness opinion.” However the Recommendation Statement fails to disclose what accounts for the discrepancies between the Company Case 1 Projections and J.P. Morgan’s calculations and extrapolations from Company case 1 Projections set forth on page 20 of the Recommendation Statement. For instance, the Company’s Case 1 Projections forecast $52 million in free cash flow (“FCF”) in 2016E, and J.P. Morgan’s “summary of the calculations and extrapolations from Company Case 1 Projections” forecasts $52 million in FCF in 2020E. Defendants must disclose the specific calculations and adjustments made by J.P. Morgan to the Company Case 1 Projections to account for this discrepancy which has a material impact on the implied per share prices derived from J.P. Morgan’s DCF Analysis.

e) The net operating loss (“NOL”) balances, NOL utilization and synergies for each of the Company’s Case 1 Projections, Case 2 Projections, Case 3 Projections and J.P. Morgan’s “summary of the calculations and extrapolations from Company Case 1 Projections.”

Material Omissions Concerning J.P. Morgan’s Financial Analyses

83. The Recommendation Statement describes J.P. Morgan’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of J.P. Morgan’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Greenway’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on J.P. Morgan’s fairness opinion in determining whether to tender their shares pursuant to the Offer.

84. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Public Trading Multiples analysis, including: (i) the objective selection criteria used to select the comparable public companies; (ii) the company-by-company pricing multiples, or at the bare minimum, the high and low, in addition to the mean and median observed multiples for the comparable companies selected; (iii) J.P. Morgan’s rationale in applying a valuation range of 3.0x to 4.0x to the Company’s calendar year 2014 revenue under the Company Case 1 Projections and a valuation rang of 15.0x to 20.0x to the Company’s calendar year 2014 EBITDA estimate under the Company Case 1 projections” which valuation range falls well below the mean and median Firm Value/2014E Revenue and Firm Value/2014E EBITDA multiples for the software comparable companies selected by J.P. Morgan. The mean and median Firm Value/2014E Revenue multiples observed by J.P. Morgan in its analyses for the comparable software companies are 6.45x and 6.29x and the mean and median for Firm Value/2014E EBITDA multiples are 36.7x and 33.1x; and (iv) the fully diluted share count, equity value, enterprise value and Greenway’s observed pricing multiples based on the unaffected closing price and the Offer Price.

85. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Precedent Acquisitions Analysis, including: (i) the objective selection criteria used to select the precedent acquisitions; (ii) the transaction-by-transaction pricing multiples, or at the bare minimum, the high and low, in addition to the mean and median observed multiples for the precedent acquisitions selected; and (iii) the difference between “enterprise value” used in this analysis and “firm value” as used in J.P. Morgan’s Public Trading Multiples analysis.

86. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Discounted Cash Flow Analysis, including the inputs and key assumptions used by J.P. Morgan to derive the weighted average cost of capital for Greenway.

87. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Broach of Fiduciary Duties against the Individual Defendants

88. Plaintiff repeats and realleges each allegation set forth herein.

89. The Individual Defendants have violated their fiduciary duties of care, loyalty, and good faith owed to stockholders of Greenway.

90. By the acts, transactions and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of their investment in Greenway.

91. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the stockholders of Greenway because, among other reasons, they failed to take steps to maximize the value of Greenway to its stockholders, by, among other things, failing to adequately consider potential acquirors, including strategic acquirors, instead favoring their own, or their fellow directors or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of Greenway’s stockholders.

92. The Individual Defendants dominate and control the business and corporate affairs of Greenway, and are in possession of private corporate information concerning Greenway’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the stockholders of Greenway which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

93. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

94. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Greenway’s assets and business and have been and will be prevented from obtaining a fair price for their common stock.

95. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

96. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action pursuant to O.C.G.A, § 9-11-23 and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a Proposed Transaction agreement providing the best possible terms for stockholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury of all issues so triable.

Respectfully submitted this 9th day of October, 2013.

David A. Bain
Georgia Bar No. 032449
LAW OFFICES OF DAVID A. BAIN, LLC
1050 Promenade II
1230 Peachtree St., NE
Atlanta, GA 30309
Telephone: (404) 724-9990
Fax: (404) 724-9986 dbain@bain-law.com

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly Keenan
1500 Broadway, 16th Floor
New York, NY 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

BOOTH FAMILY TRUST IRA, On Behalf of	)
Itself and All Others Similarly Situated,	)
	)	Civil Action No. 13A 08600-2
)
Plaintiff	)
)
v.	)
)
GREENWAY MEDICAL TECHNOLOGIES,	)	VERIFIED AMENDED
INC., W. THOMAS GREEN, JR., WYCHE T.	)	CLASS ACTION COMPLAINT
GREEN, III, ROBERT Z. HENSLEY, D. NEAL	)
MORRISON, THOMAS T. RICHARDS,	)
WALTER TUREK and NOAH WALLEY,	)
)
)
Defendants.	)
	)	JURY TRIAL DEMANDED
)

AFFIDAVIT AND VERIFICATION OF CHARLES FEDERMAN

STATE OF NEW YORK	)
) SS:
COUNTY OF NEW YORK	)

I, Charles Federman, being duly sworn, do hereby state as follows:

1. My name is Charles Federman. I am trustee for the Booth Family Trust. I make this Affidavit and Verification in connection with the filing of a Verified Amended Class Action Complaint (the “Amended Complaint”) in the above-captioned action.

2. The Booth Family Trust currently holds shares of Greenway Medical Technologies, Inc. common stock and has held its shares of Greenway Medical Technologies, Inc. continuously throughout the wrongs alleged in the Amended Complaint.

3. I have reviewed and authorized the filing of the Amended Complaint against the Defendants named in this action, and I am familiar with the allegations of the Amended Complaint.

4. I verify that I have reviewed the foregoing, and that the allegations as to the Booth Family Trust and its own actions are true and correct, and all other allegations upon information and belief are true and correct.

5. Neither the Booth Family Trust, nor anyone affiliated with the Booth Family Trust, has received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) such damages or other relief as the Court may award the Booth Family Trust as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to the Booth Family Trust or on its behalf; or (iii) reimbursement paid by the Booth Family Trust’s attorneys of actual and reasonable out-of-pocket expenses incurred directly in connection with the prosecution of this action.

6. I make this Affidavit and Verification under penalty of perjury that the foregoing is true and correct.

Charles Federman

SWORN TO AND SUBSCRIBED
before me this 9th day of October, 2013.

Notary Public

CERTIFICATE OF SERVICE

This is to certify that on this day I have caused a true and correct copy of the above-referenced “VERIFIED AMENDED CLASS ACTION COMPLAINT” to be served via electronic mail upon the following:

William Whitner

Paul Hastings, LLP

600 Peachtree Street, N.E.

Twenty-Fourth Floor

Atlanta, GA 30308

kwhitner@paulhastings.com

This 9th day of October, 2013.

David A. Bain
LAW OFFICES OF DAVID A. BAIN, LLC
1050 Promenade II
1230 Peachtree St., NE
Atlanta, GA 30309
Tel: (404) 724-9990
Fax: (404) 724-9986 dbain@bain-law.com

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
1500 Broadway, 16th Floor
New York, NY 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiff